Gleantap.ai

Retail Software Technology Automation Artificial Intelligence

An Intelligent Customer Experience platform for Health & Fitness Industry

GLEANTAP.COM AUSTIN TEXAS





Health & fitness is a $100B industry & is changing rapidly with shift in consumer behavior. This industry will be booming in the coming decade touching billions of lives across the globe. Businesses still use old-school legacy tools to connect to their customers & are scrambling to adapt to changing times. We are disrupting this with... more

Sagar Babber Founder & CEO @ Gleantap.ai

Why you may want to support us...

1. $740k in Annual Recurring Revenue. 100% growth last 6 months.
2. Clients include Planet Fitness, Gold's Gym, F45 Training & more.
3. $10B Market Opportunity. Projected (not guaranteed) 2021 revenue of $2.5M.
4. Using AI & modern technology to disrupt a non-tech industry.
5. Founder is a software veteran and had a successful exit in his previous startup.
6. Engaging over 2 million members for existing clientele.

Why investors ❤ us

WE'VE RAISED $254,679 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Sagar Babber

Founder & CEO

Sold his previous software services startup and has worked with over 100 businesses helping them transform digitally through custom software solutions.



Shubham Sethi

Head of Product

15+ years of experience launching commercially successful products. Deep experience in creating and scaling products from scratch. Has been part of 2 early stage startups with successful exist and venture raise.

In the news



Built In Austin's 50 Startups to Watch in 2020

Austin is open for business. Forbes, Entrepreneur and CNBC consistently list Austin as a top 10 city to start a business, and Inc.'s 2019 report ranked Austin as the top spot ahead of 49 other metro areas.

January 14, 2020 @ builtinaustin.com

Gleantap launches AI technology to help Gold's Gym & Planet Fitness reduce member attrition rate by 16%

Gleantap, an industry-leading member engagement platform that services brands such as Planet Fitness & Gold's Gym, announced the launch of its AI engine that will help the franchises predict when a

December 5, 2019 @ finance.yahoo.com

Revolutionizing the health & fitness industry to deliver a more personalized & connected experience across multiple channels using AI.

Problems in the Health & Fitness Industry

1. Competition from In-Home / Digital Fitness - Rise in in-home equipment & fitness apps are moving people away from gyms & clubs. Additionally, with health & safety concerns more people are working out from home than before. *The Digital Fitness industry is expected to be at **$23B** by 2022***.**

2. Customer Attrition aka "Achilles heels" of the fitness industry - Clubs loose on average 50% of their members every year.

3. Fragmented Marketing Infrastructure - An average club uses 4 or more softwares to manage their sales & marketing. Customer data is in silos and are not being leveraged to deliver personalized experience.

Our Solution

A single integrated platform that leverages customer data intelligence to acquire, engage & retain customers and deliver content virtually.

Gleantap provides a complete business toolkit to enable sales, marketing & support functions for businesses in the health & fitness domain. It also enables businesses to host virtual on-demand & live content through a branded portal.



Gleantap Sales
Acquire
Gleantap Marketing
Engage
Gleantap Support
Retain
Gleantap Virtual
Deliver

In addition to the B2B offering, Gleantap is planning to launch a Netflix-style OTT wellness marketplace connecting trainers & experts from across the globe to fitness & well-being enthusiasts.



The Power of Deep and Mindful Relaxation
Live / Upcoming Classes
Fun Yoga Poses for Parents and Kids
Nutrition
Nutrition
Strength
fire tv stick
tv

Replacing legacy with AI-enabled applications

The health & fitness software industry is fragmented with legacy tools and outdated me-too applications for single function. The average fitness club uses at-least 4 softwares for their business.



Listen360
vimeo
mailchimp
Referrizer
virtuagym
TAPTOBOOK
frederick
Constant Contact
zipwhip
gymsales
uscreen
ClubOS
LOYALSNAP
HubSpot
glofox
GLEANTAP

Gleantap replaces these tools to streamline your fitness business, unlocking the power of data & AI. It uses artificial intelligence to learn customer behavior, preferences and the path to customer delight. Gleantap leverages this intelligence to run powerful marketing campaigns, improve sales processes and provide automated & personalized customer support.



How it Works
Nathan Foster
Unify Data
Create a single view of customer
Doesn't care about discounts
Likes Pilates & Yoga classes
Prefers Text Msgs
Books after 5pm
Analyze Data
Learn behavior & preferences
Engage & Deliver
Acquire, Engage & Retain Customers

A $10.2B Market



B2B Market Segments
Total Addressable Market
Servicable Available Market
TAM $1B
SAM $310m
Fitness Clubs
TAM $811m
SAM $649m
Personal Trainers
TAM $1.1B
SAM $362m
Spa / Salons
TAM $1.3B
SAM $398m
Therapists

For our B2C on-demand marketplace we see a total available market of 1 Billion subscribers worldwide and with a $10/mo price point we are looking at potential of $120B. The immediate serviceable market of 71.5 million (reported fitness members from IHRSA) is valued at $8.5 Billion.



B2C Market Segment
$120B
$8.5B
Total Addressable Market
1 Billion Subscribers
Servicable Available Market
71.5 Million Subscribers

Where we are today..

In 2 years, we have acquired over 324 client locations, engaging over 2 million members for some of the biggest brands in the industry.



Traction
MRR *
$62k
End Consumers
2 Million
Clients
124
Touchpoints
25 Million
* includes any COVID related frozen billing

Clients

unitedpfpartners

ANYTIME FITNESS

F45 Training

GOLD'S GYM

burn boot camp

TRUFUSION


Projection
B2B
B2C
$80M
$60M
$40M
$20M
$0M
$0.6M
$2.5M
$12M
$29M
$67M
2020
2021
2022
2023
2024
In 4 Years ..
$67 Million
Annual Recurring Revenue
10x
Valuation

Our Executive Team



Sagar Babber

Founder & CEO

Sold his previous startup. Over 12 years experience building software products for SMBs.



Shubham Sethi

Head of Product

14+ yrs experience in leading product teams for health-tech and mar-tech companies.



Gabe Conville

Director of Sales

Led the sales team of a competing product that was acquired later. 10+ yrs experience selling in fitness domain.

Our Story

Our founder, Sagar Babber ran a custom software services company since 2008 and worked with numerous small & medium businesses helping them solve business problems with custom software solutions. In 2017, he was brought on by a big box gym to help find a solution to their *customer attrition problem*. Sagar created a minimal viable product (MVP) to run a pilot with them and the results were incredible. The gym saw about 10% drop in their churn that year and with that the word spread and we had other gyms reaching out.



Gleantap was launched in 2018.

Sagar officially launched Gleantap in 2018 and sold his software services startup later that year. We had our product market validation even before our launch and over $12,000 in Monthly Recurring Revenue (MRR) from Day 1.

Gleantap was initially an intelligent marketing platform that unified data from multiple sources such as POS, CRM, Check-Ins etc and created a single view of the customer and used adaptive segmentation to automate journey based campaigns across multiple channels.

As we built on top of our initial MVP, we continued to navigate the Health & Fitness market to gauge market challenges, competition and other dynamics.

In 2020, a critical pivot & accelerated growth..

As we continued to grow and penetrate the market further, COVID19 hit us. With social distancing measures in place fitness clubs began shutting down temporarily and we had 30% of our clients freeze their billing.

With clubs shutdown, people started working out at home, investing on in-home equipments such as pelotons and online classes. We took this time to identify another big gap in the market - Competition from In-Home & Digital Fitness.



We quickly used this opportunity to pivot. We created and added to our product offering - a **digital content platform** that helps fitness clubs go virtual with their classes - host on-demand videos, stream live classes, sell memberships & products and provide guidance and value beyond their physical locations.

Our sales went 4X, and we doubled our Monthly Recurring Revenue in just a few months.

Why Invest?

The $100B Fitness industry is going to disrupt in this next decade touching billions of lives globally. You'll be part of it one way or the other so why not lead the change today. Join us!

Investor Q&A

– COLLAPSE ALL

What does your company do?

We help health and fitness clubs acquire, engage and retain customers effortlessly through our artificial intelligent sales and marketing platform. It enables businesses to pull customer data from their multiple systems creating a single view of customer and leverage individual context to automate campaigns across multiple channels - sms, email, facebook and push. It also enables clubs to host on-demand / live classes, sell memberships, take bookings and gate exclusive members-only content.

Where will your company be in 5 years?

We want to transform the health and fitness industry digitally and be a leader in this niche in 5 years. We are targeting $67M in annual recurring revenue with a 10X valuation by 2024 across our B2B and B2C operations. These projections cannot be guaranteed.

Why did you choose this idea?

Health & fitness is a $100B industry & is changing rapidly with shift in consumer behavior. This industry will be booming in the coming decade touching billions of lives across the globe. Businesses still use old-school legacy tools to connect to their customers & are scrambling to adapt to changing times. We are disrupting this with smarter tech.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Digital and In-home fitness is taking over and people are investing a lot on pelotons and online fitness classes. Fitness clubs are seeing tremendous competition and are forced in current circumstances to offer value beyond their physical locations. Although customer attrition has always been a problem in the industry but with the current trend in the market, clubs will be obsolete if they don't innovate and offer a seamless offline / online experience to their consumers.

What is your proudest accomplishment?

With respect to Gleantap, our nimbleness and ability to pivot quickly amidst COVID shutdowns and change a negative circumstance into accelerating our growth 4X is something we feel proud about.

How far along are you? What's your biggest obstacle?

We are about 2 years into this with over 120 clients, 300+ locations and $62k in Monthly Recurring Revenue. We have a proven product market fit and a repeatable marketing and sales model. Our biggest obstacle is not having enough capital for product dev / support and for ramping up marketing and sales.

Who are your competitors? Who is the biggest threat?

The current market is fragmented with multiple players offering piecemeal solutions. We compete with ClubOS, LoyalSnap, Mindbody and ClubReady. We even have some overlaps with Uscreen. Mindbody is the 800 pound gorilla in this race dominating the market.

What do you understand that your competitors don't?

Our customers need a single simple yet sophisticated solution instead of 4 different softwares for their complete sales and marketing. They want to be able to leverage their customer data intelligently to power their campaigns and deliver a personalized experience to each consumer.

How will you make money?

We make money through software subscriptions. Based on features, size and solutions, our pricing goes anywhere from $99 - $1,164/mo per location.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1. If large portion of the market goes out of business due to natural disasters such as COVID19 pandemic which will reduce the size of our Serviceable Available Market.
2. If our integration partners remove our API access to pull data from their systems that will negatively affect our ability to provide a seamless fully integrated system to our clients.
3. Cyber Security - If we become victim to cyber crime that can damage our reputation making it difficult for our clients to rely on the integrity of our solution.

What do you need the most help with?

Besides capital, we need help to strategize scaling to other verticals and to establish a channel / reseller partner model similar to Hubspot. We also need help identifying & protecting our intellectual property.

What would you do with the money you raise?

We plan to invest 51% of the money we raise in product development and support to improve our AI engine, build out our roadmap of features, add more data integrations and business intelligence. The remaining 49% of the money will go into ramping up our sales & marketing.